                                    FORM 11-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



 (Mark One)

(X)  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year ended December 31, 1999
                          -----------------


                                       or


() Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to
                                ------------------   ----------------

Commission file number 1-11720
                       -------




                         ADVO, Inc. 401(k) Savings Plan
             -------------------------------------------------------
                            (Full title of the plan)




                                   ADVO, Inc.
                                One Univac Lane,
                                  P.O. Box 755,
                             Windsor, CT 06095-0755
            ----------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                         ADVO, Inc. 401(k) Savings Plan

                                  Annual Report

                               Index to Form 11-K

                          Year Ended December 31, 1999





Report of Independent Auditors

Financial Statements:

     Statements of Assets Available for Plan Benefits as of
          December 31, 1999 and 1998

     Statements of Changes in Assets Available for Plan Benefits for the years ended December 31, 1999 and 1998

     Notes to Financial Statements

Supplemental Schedule:

Schedule I - Schedule H, Line 4i -Schedule of Assets Held for Investment Purposes as of December 31, 1999


Exhibit 23 - Consent of Ernst & Young LLP

Signature

Report of Independent Auditors
------------------------------

To the Plan Administrator of
ADVO, Inc.
401(k) Savings Plan

We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at the end of year as of December 31, 1999, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                           /s/ Ernst & Young LLP

Hartford, Connecticut
June 22, 2000

                                   ADVO, Inc.
                               401(k) Savings Plan
                Statements of Assets Available for Plan Benefits




                                                      December 31,
                                          ---------------------------------
Assets
                                                1999               1998
                                                ----               ----

Investments at Fair Value:                $  72,456,454     $   59,099,200


Receivables:
      Employees' Contributions                  202,941            104,240
      Employer's Contributions                  122,482             84,551
                                          -------------       ------------
        Total Receivables                       325,423            188,791
                                          -------------       ------------

Assets Available for Plan Benefits        $  72,781,877       $ 59,287,991
                                          =============       ============





                 See accompanying notes to financial statements.

                                   ADVO, Inc.
                               401(k) Savings Plan
           Statements of Changes in Assets Available for Plan Benefits

                                                                                    Year-ended
                                                                                    December 31,
                                                                       -------------------------------------
Additions to assets attributed to:
                                                                            1999                    1998
                                                                            ----                    ----
Investment income:
       Net realized and unrealized appreciation
         in fair value of investments                                  $   8,323,682          $    7,474,894
       Interest                                                              173,702                 564,945
       Dividends                                                           2,148,025               1,301,796

Contributions:
       Employee                                                            7,286,778               3,371,537
       Employer                                                            4,823,681               2,643,384
       Participant rollover                                                  280,838                 736,369
                                                                       -------------           -------------

Total Additions                                                           23,036,706              16,092,925

Benefit payments                                                           9,542,820               5,036,744
                                                                       -------------           -------------

Net increase in assets available
      for plan benefits:                                                  13,493,886              11,056,181

Assets Available for Plan Benefits:
      Beginning of the year                                               59,287,991              48,231,810
                                                                       -------------           -------------

      End of year                                                     $   72,781,877           $  59,287,991
                                                                      ==============           =============


                 See accompanying notes to financial statements.

                                   ADVO, Inc.
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999


A.   Description of the Plan
     -----------------------

The following description of the ADVO, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution plan covering all full-time exempt and non-exempt salaried employees ("participants") of ADVO, Inc. (the "Company") who have completed one year of service. Effective January 1, 1999, all hourly and sales associates were eligible to participate in the Plan after completing the Plan's service requirement.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA).

Contributions
-------------
Effective January 1, 1999, participants may contribute up to 16 percent of their annual compensation on a pretax basis, as defined in the Plan. Previously, for the year ended December 31, 1998, participants were able to contribute 10 percent of their eligible pay. Participants may also contribute amounts representing rollover distributions from other defined contribution plans.

The Company contributes 100 percent of the first 6 percent of a participant's pay deferral contributions to the Plan.

All investment programs are fully participant directed. Participants direct the investment of their contributions and the Company's into various investment options offered by the Plan. The Plan currently offers nine investment options: three collective investment funds, four mutual funds, and two ADVO custom funds which include a fund with Company stock.

Effective January 1, 1999, the Lord Abbett Developing Growth Fund was added as an investment option. In addition, two of the investment options at December 31, 1998, were replaced by new funds effective January 1, 1999. The Barclays Global Investors Asset Allocation Fund replaced the ADVO Fidelity Asset Manager Fund and the Barclays Global Investors S&P MidCap Fund replaced the ADVO Berger 100 Fund. All existing balances were transferred to the new funds.

Participant Accounts
--------------------
Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------
Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Payment of Benefits
-------------------
On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her account.

                                   ADVO, Inc.
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999

Loans
-----
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Expenses of the Plan
--------------------
All costs and expenses of operation and administration of the Plan are paid by the Company.

Plan Termination
----------------
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

ADVO Custom Funds
-----------------
Employer custom funds at December 31, 1999 include the ADVO AXP New Dimensions Fund and the ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. During 1998, the Company created a new plan for one of its subsidiaries which also has the ability to invest in these custom funds. Ownership is represented by each plans' proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.


B.   Summary of Accounting Policies
     ------------------------------

Basis of Accounting
-------------------
The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------
The fair value of investments in mutual funds is based on the quoted market prices of the shares held in these funds at year-end.

The fair value of investments in the collective investment funds and the ADVO custom funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Participant loans are stated at their outstanding principal balances which approximate fair value.

                                    ADVO, Inc
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999


Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.

Statement of Position 99-3
--------------------------
The Plan has adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" for the presentation of its 1999 and 1998 financial statements. Accordingly, certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation.


C.    Investments
      -----------

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets available for plan benefits are separately identified by the following "*".

                                                           December 31,
                                                  ------------------------------
                                                       1999            1998
                                                       ----            ----

Cash                                              $    97,394    $        --
----

Collective Investment Funds:
---------------------------
Merrill Lynch Income Accumulation Fund              7,117,369 *     7,064,105 *
Barclays Global Investors Asset Allocation Fund    10,449,927 *            --
Barclays Global Investors S&P MidCap Stock Fund     2,934,418              --

Mutual Funds
------------
Templeton Foreign Fund                              2,710,207       1,859,240
Money Market Fund-MasterWorks                              --       3,200,576 *
Barclays Global Investors S&P 500 Stock Fund       21,354,086 *    16,436,134 *
Lord Abbett Developing Growth Fund                  1,211,318              --
Merrill Lynch Retirement Reserves Money Fund        3,831,927 *            --

ADVO Custom Funds:
------------------
ADVO Fidelity Asset Manager Fund                           --      10,104,824 *
ADVO Berger 100 Fund                                       --       1,703,368
ADVO AXP New Dimensions Fund                       17,611,366 *    13,753,959 *
ADVO Stock Fund                                     3,085,028       3,029,823 *

Participant Loans                                   2,053,414       1,947,171
                                                  -----------    ------------

TOTAL                                             $72,456,454    $ 59,099,200
                                                  ===========    ============

                                    ADVO, Inc
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999


During 1999 and 1998, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

                                         Net Realized and
                                         Unrealized Appreciation
                                         In Fair Value of Investments
                                         ----------------------------

                                               1999            1998
                                               ----            ----
Collective Investment Funds                $ 1,758,299    $        --
Mutual Funds                                 2,534,038      2,237,907
ADVO Custom Funds                            4,031,345      5,236,987
                                           -----------    -----------
                                           $ 8,323,682    $ 7,474,894
                                           ===========    ===========



D.   Differences Between Financial Statements and Form 5500
     ------------------------------------------------------

The following is a reconciliation of assets available for plan benefits per the financial statements to the Plan's Form 5500:

                                                        December 31,
                                                 --------------------------
                                                   1999              1998
                                                   ----              ----
Assets available for plan benefits
   per the financial statements             $    72,781,877     $    59,287,991
Amounts allocated to withdrawn
   participants                                    (107,053)           (775,722)
                                            ---------------     ---------------
Assets available for plan benefits
   per the Form 5500                        $    72,674,824     $    58,512,269
                                            ===============     ===============


The following is a reconciliation of benefit payments per the financial statements to the Plan's Form 5500:

                                                      Year Ended December 31,
                                                   -----------------------------
                                                     1999                1998
                                                     -----               ----
Benefit payments per
   the financial statements                   $   9,542,820       $   5,036,744
Add: Current year amounts allocated
  to withdrawn participants                         107,053             775,722
Less: Prior year amounts allocated
   to withdrawn participants                       (775,722)            (95,083)
                                              -------------       -------------
Benefits paid to participants per
   the Form 5500                              $   8,874,151       $   5,717,383
                                              =============       =============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                                    ADVO, Inc
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 1999



F.      Income Tax Status
        -----------------

The Plan is qualified under Section 401(a) and Section 401(k) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes based on a favorable determination letter from the Internal Revenue Service dated August 23, 1995.

The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                                                                      Schedule I

                                   ADVO, Inc.
                               401(k) Savings Plan
           Employer Identification Number 06-0885252, Plan Number 001
 Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 1999


                                                                   Description of Investment,
Identity of Issue, Borrower, Lessor                             Including Maturity Date, Rate of
        or Similar Party                                          Interest, Par or Maturity Value     Current Value
-----------------------------------                            ----------------------------------    ---------------
Cash                                                                     --                          $        97,394

Collective Investment Funds:
   Merrill Lynch Income Accumulation Fund                          453,555 units                           7,117,369
   Barclays Global Investors Asset Allocation Fund                 286,928 units                          10,449,927
   Barclays Global Investors S&P MidCap Stock Fund                  90,624 units                           2,934,418


Mutual Funds:
Templeton Foreign Fund                                             241,551 units                           2,710,207
Barclays Global Investors S&P 500 Stock Fund                       790,014 units                          21,354,086
Lord Abbett Developing Growth Fund                                  59,204 units                           1,211,318
Merrill Lynch Retirement Reserves Money Fund                     3,831,927 units                           3,831,927

ADVO Custom Funds: *
   ADVO AXP New Dimensions Fund                                    462,970 units                          17,611,366
   ADVO Stock Fund                                                 160,344 units                           3,085,028


Participant Loans                                             Bear interest at rates ranging
                                                              from 7-10% with varying                      2,053,414
                                                              maturity dates
                                                                                                           ---------
    TOTAL                                                                                               $ 72,456,454
                                                                                                        ============


* - Indicates party-in-interest to the Plan.

Cost column is not applicable because all investment programs are fully participant directed.

                                    SIGNATURE





        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                  ADVO, Inc.
                                  401(k) Savings Plan





Date: June 27, 2000                      By:  \s\ JULIE A. ABRAHAM
      -------------                         ----------------------
                                                  Julie A. Abraham
                                                  Vice President and Controller
                                                  (Principal Accounting Officer)